SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 20 June 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




BANK OF IRELAND GROUP AND PAUL CAPITAL ANNOUNCE PRIVATE EQUITY FUND OF FUNDS JOINT VENTURE

Bank of Ireland Group announces that it has established a joint venture with Paul Capital Partners (PCP), a leading US private equity specialist, to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The new joint venture will be called Paul Capital Top Tier Investments, LLC (PCTTI) and will be based in San Francisco, California.

Bank of Ireland Group has paid US$25m in cash for a 50% share in PCTTI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis. In addition Bank of Ireland Group has paid US$5m in respect of interests in existing funds of funds. PCP has contributed its existing private equity fund of funds business (AUM US$1.1bn), including the firm's fund of funds team and associated investment resources and facilities in return for a 35% interest. Key management own the remaining equity.

Brian Goggin, Chief Executive, Bank of Ireland Group said: "Today's announcement of the private equity fund of funds joint venture with Paul Capital Partners represents another step towards our goal of building a diversified portfolio of investment boutiques. Including PCTTI, we can now offer clients access to four specialist investment boutiques in the Asset Management Services Division, each one operating as a discrete investment boutique with the added benefit of the global distribution capability we have built up over many years."

"One of the exciting aspects of the new partnership is that it will provide us with greater resources and enhanced distribution to expand our private equity fund of funds offerings in sectors like middle-market buyout, emerging markets, and co-investment vehicles across the private equity asset class, as well as other offerings" said David York, Managing Director and CEO of Paul Capital Top Tier Investments. David York will co-lead this new venture with Paul Capital founder, Philip Paul, who will be chairman of PCTTI.

Ends

Date: 20 June 2006

For further information contact:

Dan Loughrey           Head of Group Corporate Communications     353 1 604 3833
Geraldine Deighan      Head of Group Investor Relations           353 1 604 3501

Editor's Notes

Bank of Ireland Group

Bank of Ireland Group is the leading provider of financial services in the Republic of Ireland and has a major presence in the UK market. Bank of Ireland had assets of EUR162.3 billion and generated pre-tax profits of EUR1,599 million in the year ended 31 March 2006.

The Asset Management Services Division currently consists of the following:

   - Bank of Ireland Asset Management - assets under management EUR45.1bn as at 31 March 2006.
   - Iridian Asset Management - assets under management US$10.7bn as at 31 March 2006.
   - Guggenheim Advisors which was acquired in January 2006 - assets under management US$2.9 bn as at 31 March 2006.
   - Bank of Ireland Securities Services, the custody and fund administration arm of the Group.


     Paul Capital Partners

     Paul Capital Partners is a global private equity firm with over US$4 billion of capital commitments under management. The firm offers a wide range of alternative investments, including private equity fund of funds, private equity secondaries, and healthcare royalty and revenue interests.

     Founded in 1991, Paul Capital's investors include an array of prominent institutional investors, endowments, family offices and other investors in the private equity asset class. The firm employs more than 60 staff in San Francisco, New York, London, Paris and Toronto.



The formation of PCTTI represents the strategic evolution of one of Paul Capital's three investment lines - the Top Tier fund of funds business. While PCTTI doesn't directly impact Paul Capital's other businesses, private equity secondaries and healthcare royalty and revenue acquisitions, these businesses expect to benefit from access to new relationships with private equity fund sponsors and investors who will find Top Tier's expanded product offerings attractive.

Ends



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 20 June 2006